

Mail Stop 3561

August 25, 2017

Michael Bannon
President
Drone USA, Inc.
16 Hamilton Street
West Haven, CT 06516

>   **Re: Drone USA, Inc.**
>   **Amendment No. 3 to Registration Statement on Form 10**
>   **Filed August 11, 2017**
>   **File No. 000-55789**

Dear Mr. Bannon:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 7, 2017 letter.

Security Ownership of Certain Beneficial Owners and Management, page 53

1. We note your response to prior comment 1, including the removal of shares beneficially owned by Mr. Antonelos and Mr. Ferro from the total number of shares beneficially owned by all officers and directors as a group. However, we also note that you removed Mr. Antonelos and Mr. Ferro from the beneficial ownership table. Please tell us whether either party has beneficial ownership of more than five percent of the company's common stock such that disclosure is required in the beneficial ownership table. Refer to Item 403 of Regulation S-K.

You may contact Amy Geddes at (202) 551-3304 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure